Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee

Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statements (No. 333-140996 and No. 333-159379) on Form S-8 of Weyerhaeuser Company of our report dated June 23, 2011, with respect to the statements of net assets available for benefits of the NORPAC Hourly 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the NORPAC Hourly 401(k) Plan.

/s/ KPMG LLP

Seattle, Washington

June 23, 2011